June 20, 2005

Ms. Kim Browning
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Calvert Social Investment Fund File numbers 2-75106 and 811-3334

Dear Ms. Browning:

This Form AW, Amendment Withdrawal Request, is submitted per Rule 477 of the Securities Act of 1933 to withdraw a filing (see below for the form type and accession number) made under Rule 485(a).

The filing I am withdrawing is as follows:
Form Type and Filing Date	Accession Number
485A filed on 1/19/05	0000356682-05-000004

If you have any questions, please contact Edith Lillie at 301-657-7038.

Very truly yours,

/s/ Susan Walker Bender
Susan Walker Bender
Associate General Counsel